Defaulted Securities
Fund	Cusip	Security Description	nature of default	date of default	amount of default per $1,000 face amount	total amount of default
Integrity High Income Fund	65543AAD6	Noranda Aluminium Acquistion	Bankruptcy	2/9/2016	$20.78	$831.11
Integrity High Income Fund	90131JAA9	21st Century Oncology	Bankruptcy	11/1/2016	$55.00	$3,656.07